Filed by Zoran Corporation

Pursuant to Rule 425 under The Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Zoran Corporation

Commission File Number: 000-27246

Date: February 23, 2011

*** SUPPORT ZORAN’S DIRECTORS ON THE BLUE CONSENT REVOCATION CARD TODAY***

*** PROPOSED MERGER ANNOUNCED ***

February 23, 2011

Dear Zoran Stockholder:

Zoran has recently announced a proposed merger with CSR plc, which offers Zoran stockholders a significant premium. The transaction may also provide stockholders the opportunity to benefit from the upside of being owners of an even stronger company.

If stockholders approve the merger, you will receive 1.85 ordinary shares of CSR, in the form of American Depositary Shares, for each Zoran share you own, which represents a significant premium of approximately 39.9% to Zoran’s closing share price on February 18, 2011; a premium of 84.1% to the closing share price on October 29, 2010, the day before Ramius publicly disclosed its ownership in Zoran; and a premium of approximately 88% to the enterprise value of Zoran net of cash as of February 18, 2011.

Stockholders will be asked to vote FOR the proposed merger of Zoran and CSR at a Special Meeting of Stockholders.

As we have warned in previous letters to Zoran stockholders, Ramius LLC is soliciting written consents to remove, without cause, all six of the independent members of your Board and to elect six of Ramius’ own nominees, who lack substantive experience with any of Zoran’s current businesses.

We strongly urge all Zoran stockholders to vote FOR the merger with CSR at the Special Meeting and FOR our highly-qualified director nominees by executing the BLUE Consent Revocation Card today.

PROPOSED MERGER WITH CSR PRESENTS A COMPELLING OPPORTUNITY FOR STOCKHOLDERS

CSR, a global leader in wireless connectivity and location technologies, made an initial approach to Zoran in the summer of 2010 in order to explore the possibility of combining the two companies.

On December 1, 2010 Zoran received an indication of interest from CSR. In its determination that the CSR transaction is in the best interests of the Company and its stockholders, the Zoran Board considered other potential cash and stock merger partners, as well as the Company’s stand-alone options.

The combined company will provide differentiated, integrated technologies that address the rapidly growing market for connected, location-aware multimedia devices including handsets, digital cameras and home entertainment equipment. Combining our two highly complementary technology portfolios is expected to uniquely position the merged company to deliver advanced platforms to capture and stream media-rich content. This will strengthen the ability of the combined customer base to offer differentiated products to the end consumer.

RAMIUS IS SEEKING CONTROL OF YOUR COMPANY

WITHOUT PAYING YOU A CONTROL PREMIUM

A consent in favor of the Ramius proposal would effectively allow Ramius to take control of Zoran without paying a control premium to other Zoran stockholders, and is highly disproportionate with Ramius’ 9.3% ownership stake. You can reject the Ramius Group’s efforts to take control of the Board and the Company by taking the following steps:

1. Do not sign the Ramius Group’s white consent card;

2. If you have signed the Ramius Group’s white consent card, you may revoke that consent by signing, dating and mailing the enclosed BLUE Consent Revocation Card immediately; and

3. Even if you have not signed the Ramius Group’s white consent card, you can show your support for your Board and fellow stockholders by signing, dating and mailing the enclosed BLUE Consent Revocation Card.

Your vote is important, regardless of the number of shares you own. We thank you for your participation and support for the proposed merger.

Sincerely,

Uzia Galil	Levy Gerzberg
Chairman of the Board	President and CEO

This announcement does not constitute or form part of an offer to sell or any invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Merger or otherwise. Any acceptance or response to the Merger should be made only on the basis of the information referred to, in respect of CSR Shareholders, in the Circular and the Prospectus or, in respect of the Zoran Shareholders, the Proxy Statement and F-4 Registration Statement.

How to find further information

In connection with the proposed transaction, CSR will file with the SEC the Proxy Statement and F-4 Registration Statement. In connection with the consent solicitation by Ramius, Zoran has filed with the SEC a consent revocation statement (the “Consent Revocation Statement”). WE URGE INVESTORS TO READ THE PROXY STATEMENT AND F-4 REGISTRATION STATEMENT AND THE CONSENT REVOCATION STATEMENT (INCLUDING ANY SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT ZORAN OR CSR FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain, free of charge, copies of the Proxy Statement and F-4 Registration Statement, the Consent Revocation Statement and any other documents filed by Zoran with the SEC in connection with the proposed transaction at the SEC’s website at http://www.sec.gov, at Zoran’s website at www.Zoran.com.

Important Additional Information

Zoran and its directors and certain executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the proposed transaction and/or in connection with the consent solicitation by Ramius. Zoran plans to file the Proxy Statement and F-4 Registration Statement with the SEC in connection with the solicitation of proxies to approve the proposed transaction. In addition, in connection with the consent solicitation by Ramius, Zoran has filed with the SEC a preliminary consent revocation statement and plans to file the final Consent Revocation Statement. Information regarding the names of Zoran’s directors and executive officers and their respective interests in Zoran by security holdings or otherwise is set forth in Zoran’s proxy statement relating to the 2010 annual meeting of stockholders, which may be obtained free of charge at the SEC’s website at http://www.sec.gov and Zoran’s website at www.Zoran.com. Additional information regarding the interests of such potential participants will be included in the Proxy Statement and F-4 Registration Statement, the Consent Revocation Statement and other relevant documents to be filed with the SEC in connection with the solicitation of proxies to approve the proposed transaction and to elect directors.

Forward-looking statements

This announcement contains, or may contain, ‘forward-looking statements’ concerning CSR and Zoran, the combined companies and business and the wholly-owned subsidiary of CSR, which will merge with Zoran (together such companies and their subsidiaries being the “Merged Company”) that are subject to risks and uncertainties. Generally, the words ‘will’, ‘may’, ‘should’, ‘continue’, ‘believes’, ‘targets’, ‘plans’, ‘expects’, ‘estimates’, ‘aims’, ‘intends’, ‘anticipates’ or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include statements relating to the following: (i) the expected benefits of the merger, the expected accretive effect of the merger on the combined companies’ financial results, expected cost, revenue, technology and other synergies, the expected impact for customers and end-users, future capital expenditures, expenses, revenues, earnings, synergies, economic performance, financial condition, and future prospects; (ii) business and management strategies and the expansion and growth of CSR’s or Zoran’s operations and potential synergies resulting from the Merger; and (iii) the expected closing date of the merger.

These forward-looking statements are based upon the current beliefs and expectations of the management of Zoran and CSR and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond CSR’s and Zoran’s ability to control or estimate precisely and include, without limitation: the ability to obtain governmental approvals of the Merger or to satisfy other conditions to the Merger on the proposed terms and timeframe; the possibility that the Merger does not close when expected or at all, or that the companies may be required to modify aspects of the Merger to achieve regulatory approval; the ability to realize the expected synergies from the transaction in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the merger; the ability to integrate Zoran’s businesses into those of CSR’s in a timely and cost-efficient manner; the development of the markets for Zoran’s and CSR’s products; the Merged Company’s ability to develop and market products integrating each company’s technologies in a timely fashion; weak current economic conditions and the difficulty in predicting sales, even in the short-term; factors affecting the quarterly results of CSR, Zoran and the Merged Company; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of CSR, Zoran and the Merged Company; production capacity; the ability to adequately forecast demand; customer relationships; the ability of CSR, Zoran and the Merged Company to compete successfully; product warranties; the impact of legal proceedings; the impact of intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time under the caption “Risk Factors” and elsewhere in CSR’s and Zoran’s periodic reports filed with the United States Securities and Exchange Commission, including Zoran’s Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and Zoran’s and CSR’s other filings with the SEC. Neither CSR nor Zoran can give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither CSR nor Zoran nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.